                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 22)

                           Morgan Stanley Group Inc.
                           -------------------------
                               (Name of Issuer)

                         Common Stock, $1.00 par value
                         -----------------------------
                        (Title of Class of Securities)

                                  617446 10 9
                                 ------------
                                (CUSIP Number)

                            Jonathan M. Clark, Esq.
                         General Counsel and Secretary
                           Morgan Stanley Group Inc.
                          1251 Avenue of the Americas
                              New York, NY 10020
                                (212) 703-4000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 July 1, 1995
            ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box: [_] Check the following box if a fee is being paid with this statement: [_]

                                 SCHEDULE 13D

CUSIP No. 617446109
         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

      Richard B. Fisher
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      00
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          less than 1%
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             30,247,338
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          2-3%
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH

------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      30,248,395
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.8%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 617446109
         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

      John J. Mack
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      00
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          less than 1%
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             30,247,337
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          1-2%
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH

------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      30,248,395
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.8%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 617446109
         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

      Barton M. Biggs
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      00
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          less than 1%
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             30,247,338
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          1-2%
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH

------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      30,248,395
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.8%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 617446109
         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

      Each of the persons described on Appendix A.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a) [X]
                                                                (b) [_]
     (Applies to each person listed on Appendix A)
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      00
      (Applies to each person listed on Appendix A)
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]

      (Applies to each person listed on Appendix A)
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      As stated on Appendix A
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          less than 1% (Applies to each person listed on Appendix A)
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             30,247,338 (Applies to each person listed on
                          Appendix A)
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             Less than 1% (Applies to each person listed on
                          Appendix A)
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH

------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      As stated on Appendix A
------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (Applies to each person listed on Appendix A)

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      As stated on Appendix A
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN (Applies to each person listed on Appendix A)
------------------------------------------------------------------------------

                                                                                Appendix A

            LINE 1                 LINE 6            LINE 11            LINE 13

                                                    Aggregate      Percent of Class
                                                     Amount         Represented By
NAME                             Citizenship   Beneficially Held   Amount in Line 11
----------------------------    -----------   ------------------   -----------------
AARON, DEBRA M.                     USA          30,247,886               35.8%
ABDEL-MEGUID, TAREK F.              USA          30,248,007               35.8%
ABE, MITSUHIRO                     Japan         30,247,338               35.8%
ABOURACHED, CHARBEL E.              USA          30,247,758               35.8%
ABRAMOVITZ, DEBRA                   USA          30,247,771               35.8%
ACKERMAN III, WARREN                USA          30,247,338               35.8%
ADAIR, BARRY L.                     USA          30,254,924               35.9%
ADAMS, JOHN C.                      USA          30,247,742               35.8%
ADAMS, NICHOLAS                      UK          30,247,338               35.8%
AIRO, ROBERT                        USA          30,247,680               35.8%
ALBERS, ALEXANDRIA                  USA          30,247,824               35.8%
ALKIRE, JOHN R.                     USA          30,247,638               35.8%
ALLEN, PETER G.                     USA          30,248,132               35.8%
ALLEY, STEVEN J.                    USA          30,247,789               35.8%
ALLWIN, JAMES M.                    USA          30,248,320               35.8%
AMATO, DANIELLE D.                  USA          30,247,873               35.8%
ANDA, JON A.                        USA          30,247,887               35.8%
ANDERSON, STEPHEN P.                USA          30,247,338               35.8%
ANDRYC, PHILIP J.                   USA          30,248,158               35.8%
ANFANG, RICHARD L.                  USA          30,247,755               35.8%
ANGEVINE, ROBERT E.                 USA          30,247,933               35.8%
ARMITAGE, MICHAEL R.                 UK          30,248,189               35.8%
ARMSTRONG, R. MICHAEL               USA          30,247,687               35.8%
ASPREM, MADS MICHAEL              Denmark        30,247,376               35.8%
ATKINSON, RICHARD N.                 UK          30,248,268               35.8%
ATKINS, CHARLES N.                  USA          30,247,619               35.8%
ATKINS, WILLIAM JOHN                 UK          30,247,338               35.8%
ATWELL, R. WAYNE                    USA          30,247,660               35.8%
BAIRD, STEPHEN W.                   USA          30,248,359               35.8%
BAKER, DAVID M.                     USA          30,247,624               35.8%
BALSBAUGH, R. DUNCAN                USA          30,247,796               35.8%
BANDEEN, R. DEREK                  Canada        30,247,776               35.8%
BARANCIK, GARY S.                   USA          30,247,716               35.8%
BARBER, RICHARD T.                  USA          30,247,856               35.8%
BARDEN, ROBERT A.                   USA          30,247,762               35.8%
BARDWELL, TIMOTHY J.                 UK          30,248,037               35.8%
BARKER, RODNEY J.                    UK          30,247,338               35.8%
BARNETT, PHILLIP S.                 USA          30,247,687               35.8%
BAROUDI, JACK J.                    USA          30,247,338               35.8%
BARRETT, DAVID J.                   USA          30,247,732               35.8%
BARRETT, TIMOTHY                     UK          30,247,338               35.8%
BARTH-WEHRENALP, GERALD P.          USA          30,247,816               35.8%
BARTLETT, MICHAEL E.                 UK          30,247,338               35.8%
BASES, EDWARD H.                    USA          30,247,664               35.8%
BASIROV, OLGA A.                     UK          30,247,338               35.8%
BAUER, DAVID S.                     USA          30,247,338               35.8%
BAYER, JEROME W.                    USA          30,247,853               35.8%
BEARDEN, DAVID A.                   USA          30,247,692               35.8%
BECHTEL, KAREN H.                   USA          30,248,269               35.8%
BEDELL, JAMES M.                    USA          30,247,598               35.8%
BELL, JAMES J.                      USA          30,247,597               35.8%
BENARDETE, STEVEN M.                USA          30,249,453               35.8%
BERCHTOLD, MICHAEL J.               USA          30,247,716               35.8%
BERGMAN, BARRY                      USA          30,247,738               35.8%
BERGMAN, JEROME                     USA          30,247,776               35.8%
BERLER, MATTHEW K.                  USA          30,247,338               35.8%
BERNER III, ROBERT L.               USA          30,247,738               35.8%
BIANCO, FRANK                       USA          30,247,807               35.8%
BILLINGS, MARK B.                   USA          30,247,695               35.8%
BILOTTI JR, RICHARD A.              USA          30,247,338               35.8%
BILSBY, KEVIN A.                     UK          30,247,815               35.8%
BIRDSALL, JOHN S.                   USA          30,247,772               35.8%
BLACK MACKINNON, SUSAN L.           USA          30,247,810               35.8%
BLAIN, PAUL F.                       UK          30,251,296               35.8%
BLAIR, DAVID H.                     USA          30,248,127               35.8%
BLAIS, WILLIAM L.                   USA          30,248,076               35.8%
BLUMSTEIN, MICHAEL W.               USA          30,247,551               35.8%
BLUM, JON E.                        USA          30,247,376               35.8%

BODSON, MICHAEL C.                    USA          30,247,803             35.8%
BOHL, THERESA J.                      USA          30,247,807             35.8%
BOIARSKY, ROBERT                      USA          30,247,597             35.8%
BOK, SCOTT L.                         USA          30,247,768             35.8%
BONOFF, AMY L.                        USA          30,248,079             35.8%
BOOTH, DAVID                          USA          30,247,338             35.8%
BOPP, WALTER S.                       USA          30,248,171             35.8%
BOROSH, DAVID A.                      USA          30,247,479             35.8%
BOSCO, ANTHONY B.                     USA          30,247,753             35.8%
BOUCHER II, CHARLES L.                USA          30,247,533             35.8%
BOUTROS, GEORGE F.                  Lebanon        30,247,742             35.8%
BOVICH, FRANCINE J.                   USA          30,247,412             35.8%
BRADFORD, LESLIE EMBS                 USA          30,248,277             35.8%
BRAKEBILL, SCOTT R.                   USA          30,247,887             35.8%
BRENNAN, DONALD PATRICK               USA          30,248,395             35.8%
BRESLOW, STUART J.M.                  USA          30,247,820             35.8%
BRICKMAN, KEITH D.                    USA          30,247,509             35.8%
BRIERWOOD, DAVID C.                   UK           30,252,331             35.8%
BRILLE, BRIAN J.                      USA          30,247,716             35.8%
BROBERG, CHRISTIAN P.               Denmark        30,247,338             35.8%
BROCK, WILLIAM G.                   Canada         30,259,807             35.9%
BROLLEY, KEVIN                        USA          30,247,618             35.8%
BROOKE, PAUL A.                       USA          30,248,127             35.8%
BROWNE, KEVIN J.                      USA          30,247,821             35.8%
BROWN, ERNEST W.                      USA          30,247,365             35.8%
BROWN, DOUGLAS L.                     USA          30,247,443             35.8%
BROWN, JEFFRY P.                      USA          30,247,794             35.8%
BROWN, KEITH                          UK           30,253,592             35.9%
BROWN, RANDOLPH B.                    USA          30,247,338             35.8%
BRUNDLER, ADOLF                  Switzerland       30,247,338             35.8%
BRYANT, MALCOLM P.                    UK           30,248,469             35.8%
BRYCE, COLIN                          UK           30,251,037             35.8%
BUCK, LEE M.                          USA          30,250,652             35.8%
BUECHTER, MARKUS                    Germany        30,247,338             35.8%
BULCHANDANI, RAVI A.                 India         30,247,338             35.8%
BUNCHE JR, RALPH J.                   USA          30,249,203             35.8%
BURIAN, SANFORD F.                    USA          30,247,744             35.8%
BURKE, LAUREN M.                      USA          30,247,374             35.8%
BURNS, DENNIS J.                      USA          30,248,171             35.8%
BUSCH, MAY C.                         USA          30,247,763             35.8%
BYRD, CAREN                           USA          30,247,777             35.8%
BYRNES, FRANCIS J.                    USA          30,247,720             35.8%
CALDECOTT, P. DOMINIC                 UK           30,254,026             35.9%
CALLAHAN, DANIEL H.                   USA          30,247,352             35.8%
CALVET, JORGE                        Spain         30,247,338             35.8%
CAPPUCCI, GUY T.                      USA          30,247,675             35.8%
CAPUTO, A. MACDONALD                  USA          30,248,320             35.8%
CARACAPPA, MARY                       USA          30,247,719             35.8%
CAREY, JAMES P.                       USA          30,247,893             35.8%
CARLETON, BRUCE T.                    USA          30,248,158             35.8%
CARLIN, JANE D.                       USA          30,247,770             35.8%
CARLTON, PAMELA G.                    USA          30,247,794             35.8%
CARMICHAEL, TERENCE P.                USA          30,247,828             35.8%
CARR JR, LOUIS J.                     USA          30,248,320             35.8%
CARRARA JR, MATTHEW A.                USA          30,247,617             35.8%
CARROLL JR, JESSE L.                  USA          30,253,672             35.9%
CARROLL, DAVID C.                     USA          30,247,684             35.8%
CARUSO, CHRISTOPHER J.                USA          30,247,804             35.8%
CASSEDY, MICHAEL J.                   USA          30,247,966             35.8%
CASSOU, BEATRICE M.                   USA          30,247,716             35.8%
CASTELLANO, RICHARD R.                USA          30,247,869             35.8%
CAWSEY, RICHARD                    Australia       30,247,338             35.8%
CERTOSIMO, ARTHUR                     USA          30,247,338             35.8%
CHAMBERLAIN, STEPHEN P.               UK           30,250,954             35.8%
CHAMMAH, WALID A.                   Lebanon        30,247,395             35.8%
CHAN, OLIVER S.                       USA          30,247,629             35.8%
CHAN, JOE M.F.                     Hong Kong       30,247,814             35.8%
CHASIN, CHARLES                       USA          30,247,770             35.8%
CHENEVIX-TRENCH, JONATHAN             UK           30,248,601             35.8%
CHENG, JAMES K.K.                  Malaysia        30,247,338             35.8%
CHESTER III, JOHN E.                  USA          30,247,801             35.8%
CHIARELLO, GUY                        USA          30,247,744             35.8%
CHIN, EAN WAH                      Malaysia        30,247,338             35.8%
CHURCHOUSE, FREDERICK P.          New Zealand      30,247,338             35.8%
CHUTTER, JESSICA C.                   USA          30,247,738             35.8%
CITRINO, MARY ANNE                    USA          30,247,738             35.8%
CLARK, JONATHAN M.                    USA          30,247,465             35.8%
CLARK, MAYREE C.                      USA          30,248,127             35.8%
CLARK, WILLIAM THOMAS                 USA          30,249,432             35.8%
CLEMENTE LA BRUM, J. PAUL             USA          30,248,445             35.8%
CLEPHANE, THOMAS P.                   USA          30,248,012             35.8%

CLIFFORD, KENNETH F.                USA           30,247,764           35.8%
COBBY, NIGEL                         UK           30,250,171           35.8%
COHAN, TIMOTHY P.                   USA           30,248,055           35.8%
COHEN, BRUCE L.                     USA           30,247,879           35.8%
COHEN, DAVID L.                     USA           30,247,867           35.8%
COHEN, LAWRENCE H.                  USA           30,247,751           35.8%
COLBY-JONES, LISA R.                USA           30,247,887           35.8%
COLEMAN JR, JOHN C.                 USA           30,250,755           35.8%
COLEY II, JAMES C.                  USA           30,247,750           35.8%
COLE, JAMES S.                      USA           30,247,950           35.8%
COLOSIMO, LOUIS A.                  USA           30,247,437           35.8%
COMFORT, STEPHANIE G.               USA           30,247,403           35.8%
CONNOR, MARY T.                     USA           30,247,718           35.8%
COOPER, ADAM D.                    Canada         30,247,338           35.8%
COOPER, ALASTAIR W.P.                UK           30,247,763           35.8%
COOPER, ANDREW C.                   USA           30,247,687           35.8%
COOPER, SCOTT H.                   Canada         30,247,742           35.8%
CORDNER, CARTER W.                  USA           30,247,798           35.8%
CORDY, STEPHEN C.                   USA           30,247,756           35.8%
CORKRAN, JO ANN                     USA           30,247,338           35.8%
CORRADO, CHRISTOPHER F.             USA           30,247,766           35.8%
CORSI, STEFANO                     Italy          30,247,628           35.8%
CORY, CHARLES R.                    USA           30,247,900           35.8%
COX, CHRISTOPHER                     UK           30,248,002           35.8%
COYNER, KEVIN B.                    USA           30,247,746           35.8%
CRANDALL, TERRANCE M.               USA           30,247,854           35.8%
CREGAN, JOHN F.                     USA           30,247,966           35.8%
CRESHAM, EILEEN F.                  USA           30,248,309           35.8%
CRNKOVICH, PETER N.                 USA           30,248,463           35.8%
CROFT, ROBERT G.E.                   UK           30,248,419           35.8%
CROMPTON, JOHN D.                    UK           30,248,458           35.8%
CROWDER, GARRY B.                   USA           30,247,823           35.8%
CROWE, MICHAEL A.                   USA           30,247,956           35.8%
CRUZ, ZOE                          Greece         30,248,127           35.8%
CRYSTAL, BRUCE A.                   USA           30,247,810           35.8%
CUMMINS, NEIL A.                    USA           30,253,264           35.9%
CUNNINGHAM, MICHAEL JOHN             UK           30,247,385           35.8%
CUNNINGHAM, PETER                   USA           30,247,898           35.8%
CURTIS, MICHAEL S.                  USA           30,247,708           35.8%
CURTIS, PAUL D.                     USA           30,247,708           35.8%
CZINSKY, MICHAEL J.                 USA           30,247,760           35.8%
DAL LAGO, FRANK C.                  USA           30,247,756           35.8%
D'ANGELO, PETER J.                  USA           30,247,982           35.8%
DANIEL, PAUL R.                      UK           30,255,891           35.9%
D'ANTONIO, STEPHEN H.               USA           30,247,700           35.8%
DAVIDSON III, NORTON A.             USA           30,254,655           35.9%
DAVIDSON III, JOHN P.               USA           30,247,338           35.8%
DAVIDSON, JOHN H.                   USA           30,248,165           35.8%
DAVIS JR, JOSEPH F.                 USA           30,247,910           35.8%
DAVIS, BARRY                        USA           30,247,998           35.8%
DAWSON, KENNETH E.                   UK           30,250,608           35.8%
DAY, JACQUELINE A.                   UK           30,247,885           35.8%
DE CHAZAL, GUY L.                   USA           30,248,706           35.8%
DE COTIS, DEBORAH A.                USA           30,248,158           35.8%
DE MONTFORT, PIERS                   UK           30,251,945           35.8%
DE REGT, KENNETH M.                 USA           30,248,269           35.8%
DE SAINT-AIGNAN, PATRICK            USA           30,248,269           35.8%
DE WAZIERS, MARTIN                 France         30,247,798           35.8%
DEAN, GORDON G.                     USA           30,247,742           35.8%
DEAN, ANGELA H.                      UK           30,247,487           35.8%
DEE, MICHAEL E.                     USA           30,247,780           35.8%
DELECROIX, MICHEL                    UK           30,247,800           35.8%
DELONG, THOMAS J.                   USA           30,247,391           35.8%
DEMEURE, THOMAS                   Belgium         30,247,338           35.8%
DERBES, RICHARD A.                  USA           30,275,495           35.9%
DESALVO, MATTHEW S.                 USA           30,248,703           35.8%
DESMARAIS, REJEAN                  Canada         30,247,338           35.8%
DEY, PETER                         Canada         30,247,338           35.8%
DHAR, MADHAV                       India          30,248,462           35.8%
DIAZ-PEREZ, EDUARDO                 USA           30,247,689           35.8%
DICKMAN, MICHAEL J.                 USA           30,247,687           35.8%
DIDIER, NICHOLAS V.              Luxembourg       30,247,715           35.8%
DINGER, JEFFREY E.                  USA           30,247,743           35.8%
DIXON, ROBERT D.                    USA           30,247,597           35.8%
DOHA, NASEER                     Bangladesh       30,247,338           35.8%
DONOGHUE, MICHAEL J.                USA           30,247,713           35.8%
DONOVAN, PETER J.                   USA           30,247,542           35.8%
DORAN JR, WILLIAM M.                USA           30,248,127           35.8%
DORFMAN, JONATHAN L.                USA           30,247,717           35.8%
DOSHI, MIHIR J.                    India          30,247,691           35.8%
DUFF, PHILIP N.                     USA           30,247,869           35.8%

--------------------------------------------------------------------------------
                                                                          Page 7

DUNO, ALPHONSUS J.                  USA           30,247,770           35.8%
DYAL, GORDON E.                     USA           30,247,588           35.8%
EDWARDS, JEFFREY G.                 USA           30,247,561           35.8%
ELLMAN, MARK A.                     USA           30,247,338           35.8%
ENGLISH JR, FRANK E.                USA           30,247,966           35.8%
EPSTEIN, STUART J.                  USA           30,247,636           35.8%
ESAKI, HOWARD Y.                    USA           30,247,416           35.8%
ESSIG, KARL P.                      USA           30,249,440           35.8%
ESTES, SUSAN M.                     USA           30,247,798           35.8%
EVANS, R. BRADFORD                  USA           30,248,383           35.8%
EWELL, C. DANIEL                    USA           30,247,716           35.8%
FAGEN, ROBERT A.                    USA           30,247,338           35.8%
FALCO, DOMINICK F.                  USA           30,247,581           35.8%
FANG, KEVIN S.                      USA           30,247,665           35.8%
FANLO, IGNACIO J.                   USA           30,247,374           35.8%
FAN, LINDA C.                       USA           30,247,751           35.8%
FAWCETT, AMELIA C.                  USA           30,247,790           35.8%
FEDERICO, GIACOMO                   USA           30,247,350           35.8%
FEELEY, MARK J.                     USA           30,247,734           35.8%
FEIGELES, EDWARD M.                 USA           30,247,648           35.8%
FELDMANN, JOEL P.                   USA           30,247,338           35.8%
FELDMAN, KIRSTEN J.                Canada         30,248,056           35.8%
FELIX, RICHARD B.                   USA           30,248,323           35.8%
FELT, RONALD G.                     USA           30,247,728           35.8%
FERNANDEZ, HENRY A.                 USA           30,247,338           35.8%
FEUERMAN, KURT A.                   USA           30,247,807           35.8%
FIEDOREK, BRUCE D.                  USA           30,250,420           35.8%
FINNEGAN, DANIEL M.                 USA           30,247,597           35.8%
FINNICAN, PETER M.                  USA           30,247,734           35.8%
FISHER IV, GEORGE ROSS              USA           30,248,727           35.8%
FITZPATRICK, STEVEN B.              USA           30,247,687           35.8%
FLANNERY, HUGH J.                   USA           30,247,616           35.8%
FLEISCHER, SPENCER C.               USA           30,251,547           35.8%
FLOOD JR, EUGENE                    USA           30,247,828           35.8%
FLYNN, THOMAS J.                    USA           30,247,791           35.8%
FOLAND, STEVEN R.                   USA           30,247,338           35.8%
FOLEY, JOSEPH G.                    USA           30,247,527           35.8%
FOSTER, CEDRIC G.                   USA           30,248,245           35.8%
FOX, NIGEL                           UK           30,247,832           35.8%
FRALICK, JAMES S.                   USA           30,249,654           35.8%
FRANCESCOTTI, MARIO                  UK           30,263,878           35.9%
FRANCOIS-PONCET, ANDRE             France         30,247,338           35.8%
FRANK, ALEXANDER C.                 USA           30,247,711           35.8%
FREEMAN, IVAN K.                    USA           30,247,768           35.8%
FRIEDMAN, CATHERINE J.              USA           30,247,742           35.8%
FRIEDMAN, PHILIP W.                 USA           30,247,725           35.8%
FRIED, PETER C.                     USA           30,247,740           35.8%
FRIEND, WARREN H.                   USA           30,247,715           35.8%
FROST, RONALD X.                    USA           30,247,799           35.8%
FUNG, E. MICHAEL                 Hong Kong        30,247,338           35.8%
FUTAKI, AKIFUMI                    Japan          30,247,338           35.8%
GALE, ANDREW                         UK           30,247,789           35.8%
GALGANO, V. JAMES                   USA           30,247,796           35.8%
GALPER, MIRON                       USA           30,247,793           35.8%
GANTSOUDES, JAMES G.                USA           30,247,338           35.8%
GARBER, VICTOR S.                   USA           30,247,928           35.8%
GARONZIK, NEAL                      USA           30,283,805           35.9%
GARTIN, CLINTON G.                  USA           30,249,461           35.8%
GARTLAND, ROBERT F.                 USA           30,248,269           35.8%
GAULT, BERNARD                     France         30,247,338           35.8%
GENOVA, LISA A.                     USA           30,247,713           35.8%
GEORGE, PATRICK ROBERT             France         30,247,423           35.8%
GEORGE, TIMOTHY M.                  USA           30,248,171           35.8%
GHAFFARI, PAUL B.                   USA           30,247,446           35.8%
GIORGIO, MICHAEL C.                 USA           30,247,909           35.8%
GIRSKY, STEPHEN J.                  USA           30,247,338           35.8%
GLASCOTT, JAMES D.                  USA           30,247,656           35.8%
GLASER, WILLIAM A.                  USA           30,247,466           35.8%
GLAS, MICHEL T.                    France         30,247,369           35.8%
GOLDBERG, ALAN E.                   USA           30,248,171           35.8%
GOLDSMITH, RICHARD A.               USA           30,247,767           35.8%
GOLDSTEIN, CAROL S.                 USA           30,247,703           35.8%
GOLDSTEIN, ROSS H.                  USA           30,247,756           35.8%
GORDON, DAVID J.                    USA           30,247,338           35.8%
GORDON, MARC W.                     USA           30,247,837           35.8%
GORDON-BROWN, PAUL D.                UK           30,247,456           35.8%
GORT, MICHAEL A.                    USA           30,247,764           35.8%
GOULD III, RICHARD G.               USA           30,257,924           35.9%
GRAHAM, JAMES R.                  Ireland         30,248,539           35.8%
GRAY, STEPHEN E.                     UK           30,247,848           35.8%
GRAY, GORDON S.                     USA           30,248,269           35.8%

GREENBERG, EDWARD M.                USA           30,247,338           35.8%
GREENSHIELDS, SIMON                  UK           30,247,902           35.8%
GREENWALD, JAMIE                    USA           30,247,338           35.8%
GREMONT, ARNAUD JEAN-MARIE         France         30,247,338           35.8%
GRISHAM, JAMES WAYNE                USA           30,247,789           35.8%
GROHSKOPF JR, ROBERT H.             USA           30,247,700           35.8%
GRONQUIST, CATHERINE D.             USA           30,248,389           35.8%
GROS, FRANCISCO R.A.               Brazil         30,247,338           35.8%
GRUPPO, DAVID M.                    USA           30,247,338           35.8%
GRZECZKA, KEITH L.                  USA           30,247,718           35.8%
GULLEY, MARK R.                     USA           30,247,774           35.8%
GUTHEIM, PAUL G.                    USA           30,247,816           35.8%
GYE, DAVID H.                        UK           30,247,338           35.8%
HADDAD, MICHAEL D.                  USA           30,247,672           35.8%
HAFFNER, LYNN CARLOS                USA           30,248,626           35.8%
HAGER, FRANCIS J.                   USA           30,247,738           35.8%
HALL II, PERRY E.                   USA           30,249,699           35.8%
HALL, C. BARROWS                    USA           30,248,127           35.8%
HAMILTON, PETER F.                  USA           30,247,794           35.8%
HANEY, WILLIAM C.                   USA           30,248,367           35.8%
HANTHO, MARK A.                    Canada         30,247,366           35.8%
HAPPEL, MICHAEL A.                  USA           30,247,687           35.8%
HARA, FUSAO                        Japan          30,247,338           35.8%
HARDING, WILLIAM J.                 USA           30,247,338           35.8%
HARDY, MICHAEL W.                   USA           30,247,712           35.8%
HARLAND, CHRISTOPHER M.             USA           30,247,832           35.8%
HARMAN, WILLIAM R.                  USA           30,248,008           35.8%
HARPE, MICHAEL G.                  Canada         30,247,738           35.8%
HARRINGTON, ANNA R.                 USA           30,247,409           35.8%
HARRISON, MARK E.                    UK           30,248,383           35.8%
HASSEN, THOMAS E.                   USA           30,248,127           35.8%
HAVENS, JOHN P.                     USA           30,248,127           35.8%
HAYASHI, KAZUSHI                   Japan          30,247,338           35.8%
HAYES, MICHAEL A.                    UK           30,247,743           35.8%
HAYES, DAVID L.                     USA           30,247,597           35.8%
HAYTHE, DAVID O.                    USA           30,251,349           35.8%
HAY, MARIANNE LAING                  UK           30,247,338           35.8%
HEANEY, MICHAEL C.                  USA           30,247,676           35.8%
HEATH, STEPHEN M.                    UK           30,249,497           35.8%
HEGGLIN, DANIEL R.              Switzerland       30,252,052           35.8%
HEMEL, ERIC I.                      USA           30,247,508           35.8%
HENDEL, STUART J.                   USA           30,247,645           35.8%
HENDRY, DANIELE N.              Switzerland       30,247,338           35.8%
HENNESSY, ROBERT F.                 USA           30,247,836           35.8%
HEPBURN, JOHN K.                   Canada         30,260,652           35.9%
HEPP, STEFAN                      Germany         30,247,338           35.8%
HERSHY, ROBERT J.                   USA           30,247,665           35.8%
HERSKOVITZ, MICHAEL D.              USA           30,247,338           35.8%
HEYES, RICHARD C.                    UK           30,247,338           35.8%
HIGGINS, MICHAEL J.                 USA           30,247,709           35.8%
HIGGINS, WILLIAM X.                 USA           30,247,937           35.8%
HILL II, JOSEPH W.                  USA           30,248,023           35.8%
HILZENRATH, EUGENE B.               USA           30,247,775           35.8%
HINTZ, CHARLES B.                   USA           30,247,983           35.8%
HIRSCH, STEVEN E.                   USA           30,247,803           35.8%
HOCH, JAMES S.                      USA           30,247,742           35.8%
HOCH, KENNETH C.                    USA           30,247,793           35.8%
HOFFMAN, MICHAEL C.                 USA           30,247,737           35.8%
HOLLIHAN III, JOHN P.               USA           30,247,966           35.8%
HOLZSCHUH, JEFFREY R.               USA           30,247,858           35.8%
HONG, JUN K.                        USA           30,247,414           35.8%
HSIEH, JACKSON                      USA           30,247,338           35.8%
HULLAR, JOHN P.                     USA           30,248,002           35.8%
HUMPHERY, MARYE L.                   UK           30,247,338           35.8%
HUNEKE III, JOHN H.                 USA           30,247,880           35.8%
HUNTLEY, KRISTEN S.                 USA           30,247,716           35.8%
IMANISHI, JUN                      Japan          30,247,338           35.8%
IMRIE, BRIAN C.                    Canada         30,247,338           35.8%
IP, HONSUM                       Hong Kong        30,247,338           35.8%
IRISH, JOHN S.                      USA           30,247,631           35.8%
ISASI, LUIS                        Spain          30,248,344           35.8%
IVES, BRUCE S.                      USA           30,247,903           35.8%
JACOBS, DAVID A.                    USA           30,247,399           35.8%
JAMES, GEORGE MICHAEL               USA           30,255,420           35.9%
JANER, RAGNAR L.                    USA           30,247,368           35.8%
JANSON, MICHAEL M.                  USA           30,249,100           35.8%
JOHANSSON, JERKER M.               Sweden         30,247,662           35.8%
JOHNSON, MARGARET KINSLEY           USA           30,247,642           35.8%
JOHNSON, DAVID                      USA           30,250,773           35.8%
JOHNSON, R. SHELDON                 USA           30,248,171           35.8%
JOHNSON, NICHOLAS G.                 UK           30,247,338           35.8%

JONES, ALAN K.                       USA           30,247,363           35.8%
JONES, DONALD J.                     USA           30,247,759           35.8%
JONES, MARGARET K.                   USA           30,247,702           35.8%
JONES, ROBERT W.                     USA           30,249,769           35.8%
JOUHAR, KELVIN JAN                    UK           30,247,338           35.8%
JOYCE JR, RICHARD E.                 USA           30,247,726           35.8%
JUTERBOCK, THOMAS M.                 USA           30,248,427           35.8%
KAGEYAMA, TOSHIJI                   Japan          30,247,374           35.8%
KAITO, MASAO                        Japan          30,247,338           35.8%
KAMEN, ERIC M.                       USA           30,247,906           35.8%
KAMINS, HAROLD W.                    USA           30,247,633           35.8%
KANAMITSU, YASUO                    Japan          30,247,338           35.8%
KANI, TAKEO                         Japan          30,247,338           35.8%
KARCHES, PETER F.                    USA           30,248,395           35.8%
KARY, MARK R.                         UK           30,247,338           35.8%
KASANOFF, KATHRYN JONAS              USA           30,247,709           35.8%
KASSIN, PHILIP                       USA           30,247,867           35.8%
KATSIHTIS, PAUL E.                   USA           30,247,631           35.8%
KAUFFMAN, RICHARD L.                 USA           30,247,427           35.8%
KEANE, MICHAEL DAVID                  UK           30,247,338           35.8%
KELLEHER, COLM THOMAS                 UK           30,247,772           35.8%
KELLEY, SCOTT M.                     USA           30,247,716           35.8%
KELLEY, SEAN P.                      USA           30,247,338           35.8%
KELLNER, PETER L.                    USA           30,251,061           35.8%
KELLY, GEORGE J.                     USA           30,247,871           35.8%
KELLY, TIMOTHY D.                    USA           30,247,775           35.8%
KENT, DAVID S.                    Australia        30,247,338           35.8%
KENT, RONALD S.                       UK           30,249,540           35.8%
KHADJAVI, LAYA                       Iran          30,247,691           35.8%
KIDWELL, JEFFREY S.                  USA           30,247,771           35.8%
KIHLE, DAG                          Norway         30,249,524           35.8%
KIMAK, MARK M.                       USA           30,247,816           35.8%
KIMBALL, PAUL G.                     USA           30,248,269           35.8%
KIMEDA, TOSHIO                      Japan          30,247,355           35.8%
KINDRED, JONATHAN B.                 USA           30,247,768           35.8%
KINGSTON III, DOUGLAS P.             USA           30,247,714           35.8%
KINKEAD, BRIAN M.                    USA           30,247,741           35.8%
KIRKLAND, DEREK G.                   USA           30,247,768           35.8%
KISHIMOTO, SATOSHI                  Japan          30,247,697           35.8%
KITTS, ROBERT W.                     USA           30,247,338           35.8%
KNEISEL, WILLIAM J.                  USA           30,252,003           35.8%
KOEDERITZ, CANDICE E.                USA           30,248,187           35.8%
KOENEN, AUSTIN V.                    USA           30,248,082           35.8%
KOERLING, HEINRICH                 Germany         30,253,766           35.9%
KOHNHORST, ADOLF                 Netherlands       30,247,338           35.8%
KOLLAR, JOHN S.                      USA           30,247,450           35.8%
KOON, MAY                            USA           30,247,338           35.8%
KOPPENOL, ROBERT G.                  USA           30,247,715           35.8%
KOURAKOS JR, WILLIAM                 USA           30,247,806           35.8%
KRAMMER, MARLENE G.                  USA           30,247,784           35.8%
KRAUSE, PETER C.                     USA           30,250,337           35.8%
KREITLER JR, CARL J.                 USA           30,247,649           35.8%
KRESSNER, J. THOMAS                 Sweden         30,249,958           35.8%
KROM III, FREDERICK B.               USA           30,247,998           35.8%
KRONENBERG, ANNE C.                  USA           30,247,713           35.8%
KUPFERBERG, BARRY D.                 USA           30,247,687           35.8%
KURTZ, PATRICIA A.                   USA           30,247,821           35.8%
KUSHMA, DEBRA A.F.                   USA           30,247,535           35.8%
LA ROCHE, ELAINE                     USA           30,248,269           35.8%
LADD, SUSAN C.                       USA           30,247,748           35.8%
LAFAMAN, JAMES T.                    USA           30,247,701           35.8%
LAL, NAINA                          India          30,247,338           35.8%
LAMOUNTAIN, JON                      USA           30,247,812           35.8%
LANCKSWEERT, DOMINIQUE             Belgium         30,248,230           35.8%
LANDERS JR, JOHN Q.                  USA           30,247,642           35.8%
LANDI, ANTHONY J.                    USA           30,248,320           35.8%
LANDMAN, DAVID                       USA           30,247,787           35.8%
LANDRY, CHRISTINA M.                 USA           30,248,415           35.8%
LANDRY, BRENDA LEE                   USA           30,249,975           35.8%
LANGSAM, JOSEPH A.                   USA           30,247,914           35.8%
LAP, MICHIEL P.                  Netherlands       30,247,821           35.8%
LARKINS, GARY T.                     USA           30,247,873           35.8%
LARSON, ERIC J.                      USA           30,247,521           35.8%
LASHENDOCK, MICHAEL J.               USA           30,247,753           35.8%
LATAINER, GARY D.                    USA           30,248,013           35.8%
LATIF, NADIR S.                       UK           30,247,338           35.8%
LAXMI, JOHN S.                       USA           30,248,098           35.8%
LAYNG, JOHN G.                       USA           30,247,810           35.8%
LEACH, BRIAN                         USA           30,247,785           35.8%
LEBLANC, PAUL L.                     USA           30,247,772           35.8%
LEBOWITZ, MICHAEL                    USA           30,247,764           35.8%

LEFKOWITZ, ROBERT M.                USA           30,247,338           35.8%
LEIMER, WILLI KURT                Austria         30,247,338           35.8%
LEITCH, DONALD S.                   USA           30,247,738           35.8%
LENOWITZ, SCOTT J.                  USA           30,247,338           35.8%
LEVINE, JOSHUA S.                   USA           30,247,826           35.8%
LEVIN, DEBRA J.                     USA           30,247,512           35.8%
LEVY, THOMAS A.                     USA           30,247,616           35.8%
LEWIS JR, WILLIAM M.                USA           30,248,127           35.8%
LEWIS, RICHARD GRAHAM                UK           30,247,338           35.8%
LIANG, JAMES L.                     USA           30,247,416           35.8%
LICHNER, JEANNETTE A.               USA           30,247,660           35.8%
LIM, CHIN Y.                      Malaysia        30,247,571           35.8%
LIM, EDWIN R.                   Philippines       30,247,338           35.8%
LINDSAY, IAN E.                      UK           30,247,528           35.8%
LIPPMANN, MARIANNE J.               USA           30,247,819           35.8%
LIPTON, STEPHEN C.                   UK           30,247,944           35.8%
LITTLE, JAMES W.                    USA           30,247,603           35.8%
LIU, JIALIN                        China          30,247,441           35.8%
LIU, ANDREW Y.S.                     UK           30,251,627           35.8%
LIU, THEODORE EM-PO                 USA           30,247,375           35.8%
LLOYD, ELAINE C.                    USA           30,247,869           35.8%
LOARIE, ROBERT J.                   USA           30,247,502           35.8%
LOCOSA, LAURA E.                    USA           30,247,697           35.8%
LORENTZEN, KENT R.                  USA           30,248,913           35.8%
LOURIE, JONATHAN H.                 USA           30,247,625           35.8%
LUCAYA, JORGE                      Spain          30,247,404           35.8%
LUMPKINS, DAVID B. D.               USA           30,247,338           35.8%
LUND, DAVID                         USA           30,247,798           35.8%
LUTZ, MERRITT M.                    USA           30,247,338           35.8%
LYCHE, EINAR OLOF                  Norway         30,247,338           35.8%
LYCHE, IVER                         USA           30,247,763           35.8%
LYLES JR, RAY V.                    USA           30,247,953           35.8%
LYNCH, ELIZABETH W.                 USA           30,247,664           35.8%
MACCHIAVERNA, GLENN J.              USA           30,247,606           35.8%
MACDONALD, GAVIN L.                  UK           30,247,338           35.8%
MACKIN, JOHN J.                     USA           30,247,854           35.8%
MAGEE, STEVEN G.                    USA           30,247,769           35.8%
MAGUIRE, J. ROBERT                  USA           30,247,787           35.8%
MAHONEY, JAMES P.                   USA           30,247,986           35.8%
MAHON, JAMES J.                     USA           30,248,671           35.8%
MAINEY, RICHARD E.                  USA           30,247,338           35.8%
MAIT, MICHELE M.                    USA           30,248,503           35.8%
MALONE, CHRISTIAN B.                USA           30,247,764           35.8%
MAMDANI, MAHMOUD A.                 USA           30,247,742           35.8%
MANGINO, GARY J.                    USA           30,247,761           35.8%
MANGI, JOSEPH A.                    USA           30,247,832           35.8%
MANSON, CHRISTOPHER J.J.            USA           30,247,389           35.8%
MARATOS, JASON G.                  Greece         30,247,338           35.8%
MARKS, KENNETH R.                   USA           30,248,119           35.8%
MARKWALTER JR, JOHN S.              USA           30,247,657           35.8%
MARTIN, M. PAUL                     USA           30,247,338           35.8%
MARTINEZ, LOURDES LINDEN            USA           30,248,010           35.8%
MASSEY, STEWART R.                  USA           30,247,785           35.8%
MASSOT, SYLVAIN P.                 France         30,247,646           35.8%
MASUCCI, FERDINAND D.               USA           30,247,901           35.8%
MATTNER, GREG                       USA           30,247,338           35.8%
MAUDE, FRANCIS ANTHONY               UK           30,247,338           35.8%
MAXWELL, PHILIP MOULTON          Australia        30,247,338           35.8%
MAYERS, LAURIE N.                   USA           30,247,818           35.8%
MAYER, KIMBALL P.                   USA           30,247,716           35.8%
MAYNARD JR, WALTER                  USA           30,247,917           35.8%
MAYOROS, ALAN E.                    USA           30,247,726           35.8%
MAZZILLI, PAUL J.                   USA           30,249,964           35.8%
MAZZUCCHELLI, MARCO G.             Italy          30,247,338           35.8%
MCARTHUR, JAMES                 New Zealand       30,247,338           35.8%
MCCARTHY, ANTHONY P.                USA           30,247,903           35.8%
MCCOMBE, WILLIAM D.              Australia        30,247,793           35.8%
MCCONNELL, JOSEPH M.                USA           30,248,765           35.8%
MCDONNELL GAIL P.                   USA           30,247,385           35.8%
MCDONOUGH, PATRICK J.               USA           30,247,716           35.8%
MCGEEHAN, JOHN D.                   USA           30,247,765           35.8%
MCGUINNESS, NANCY A.                USA           30,247,443           35.8%
MCILROY, WILLIAM                    USA           30,247,621           35.8%
MCLAUGHLIN, GREGORY                 USA           30,248,269           35.8%
MCMAHON, WILLIAM C.                 USA           30,248,849           35.8%
MCMANUS, THOMAS M.                  USA           30,247,519           35.8%
MEEKER, MARY G.                     USA           30,247,536           35.8%
MERLIS, SCOTT F.                    USA           30,248,397           35.8%
MERRITT, PETER G.                   USA           30,247,647           35.8%
MERSON, VLADIMIR                    USA           30,247,776           35.8%
METZLER, ROBERT A.                  USA           30,248,320           35.8%

MEYER, JOSEPH F.                    USA           30,247,766           35.8%
MEYER, ROBERT L.                    USA           30,247,604           35.8%
MEYER, BRUCE A.                     USA           30,249,192           35.8%
MIAO, EUGENE A.                     USA           30,247,716           35.8%
MICHNOWICH, SALVATORE E.            USA           30,248,328           35.8%
MICIONI, PETER J.                   USA           30,247,643           35.8%
MILLER, FREDERIC A.                 USA           30,247,696           35.8%
MILLER, PAUL S.                     USA           30,247,850           35.8%
MILUNOVICH, STEVEN M.               USA           30,247,532           35.8%
MIN, EUOO SUNG                     Korea          30,247,338           35.8%
MINTON, PETER A.                    USA           30,247,543           35.8%
MINTZ, DANIEL R.                    USA           30,247,687           35.8%
MISSETT, BRUCE M.                   USA           30,247,734           35.8%
MIZEN, GREG E.                      USA           30,247,762           35.8%
MOECKEL, ALFRED KARL-HEINZ        Germany         30,247,338           35.8%
MOELLER, SCOTT D.                   USA           30,247,854           35.8%
MOLE, MARIE L.                      USA           30,247,717           35.8%
MOLLOY, WILLIAM S.                  USA           30,248,127           35.8%
MOONIER, JAMES F.                   USA           30,247,725           35.8%
MOORE JR, DONALD A.                 USA           30,248,269           35.8%
MOORE,DUNCAN CHARLES MCNAUGHT        UK           30,247,601           35.8%
MORAN, JOHN G.                      USA           30,247,982           35.8%
MORE, DANIEL B.                     USA           30,247,346           35.8%
MORGAN, DAVID H.                     UK           30,248,090           35.8%
MORPHETT, JONATHAN G.               USA           30,247,942           35.8%
MORTIMER, PATRICK J.                USA           30,247,690           35.8%
MOSCATI, LEONARD F.                 USA           30,247,794           35.8%
MOURRE, MARC                       France         30,248,148           35.8%
MOZER, FRANCINE L.                  USA           30,247,793           35.8%
MUELLER III, JOHN M.                USA           30,247,633           35.8%
MULLANEY, BRIAN V.                  USA           30,247,708           35.8%
MULLER, PETER                       USA           30,247,425           35.8%
MULLER, THOMAS R.                   USA           30,247,872           35.8%
MULLIN, SEAN C.V.                  Canada         30,247,687           35.8%
MUNARI, ANDREA                     Italy          30,247,338           35.8%
MUNGER, STEPHEN R.                  USA           30,247,887           35.8%
MURPHY, DEVIN I.                    USA           30,247,504           35.8%
MURPHY, CHARLES W.                  USA           30,247,631           35.8%
MURPHY, DANIEL H.                   USA           30,247,816           35.8%
MURPHY, DAVID J.                    USA           30,247,810           35.8%
MURPHY, KEVIN C.                    USA           30,247,745           35.8%
MURRAY, ANTHONY                      UK           30,247,669           35.8%
MURRAY, PETER J.                     UK           30,247,744           35.8%
MURRAY, EILEEN K.                   USA           30,247,860           35.8%
MURRAY, MIRIAM E.                   USA           30,247,909           35.8%
NADOSY, PETER                       USA           30,248,320           35.8%
NAKADA, KENJI                      Japan          30,247,338           35.8%
NASON, PETER G.                     USA           30,247,578           35.8%
NAYLOR, MARGARET P.                  UK           30,247,772           35.8%
NEAMTU, ALEXANDER                   USA           30,248,807           35.8%
NEEDHAM, PETER A.                   USA           30,248,087           35.8%
NELSON, THOMAS R.                   USA           30,249,137           35.8%
NEUBERGER, MARK A.                  USA           30,247,649           35.8%
NEUBOHN, NANEEN H.                  USA           30,248,171           35.8%
NEUWIRTH, DAVID N.                  USA           30,247,668           35.8%
NEWCOMB, PHILIP V.                  USA           30,247,720           35.8%
NEWHOUSE, STEPHAN F.                USA           30,248,171           35.8%
NEWMAN, DAVID F.                    USA           30,247,771           35.8%
NICOL, DAVID                         UK           30,250,179           35.8%
NIEHAUS, CHRISTOPHER J.             USA           30,247,842           35.8%
NIEHAUS, ROBERT H.                  USA           30,249,577           35.8%
NOSSEIR, AMR M.                     USA           30,247,602           35.8%
NOTLEY, SEAN J.                      UK           30,248,191           35.8%
NOUJAIM, ALEXANDER J.               USA           30,247,626           35.8%
OBERLIN, DANA M.                    USA           30,247,755           35.8%
O'BRIEN, DONALD S.                  USA           30,247,794           35.8%
O'BRIEN, JAMES M.                   USA           30,247,807           35.8%
OCAMPO, EDWARD J.                   USA           30,247,603           35.8%
OELERICH III, FRANCIS J.            USA           30,247,738           35.8%
O'FLYNN, THOMAS M.                  USA           30,247,738           35.8%
O'FRIEL, MARK L.                    USA           30,247,456           35.8%
O'HARE, MICHAEL T.                  USA           30,247,812           35.8%
O'KEEFE, WILLIAM B.                 USA           30,247,896           35.8%
OKUSU, TAIJI                       Japan          30,247,338           35.8%
O'LEARY, WILLIAM F.                 USA           30,248,540           35.8%
OLESKY, JONATHAN D.                 USA           30,247,708           35.8%
OLSEN, WARREN                       USA           30,247,862           35.8%
ONUMA, TAKASHI                     Japan          30,247,551           35.8%
OREM, JOHN R.                       USA           30,247,687           35.8%
ORMEROD, MARK                        UK           30,248,504           35.8%
OVERLANDER, KEITH F.                USA           30,247,490           35.8%

OYARBIDE, CARLOS ALFONSO            Spain          30,247,338           35.8%
OZEKI, TOSHIO                        USA           30,247,879           35.8%
PACE, JOANNE                         USA           30,247,406           35.8%
PACE, PHILLIP                        USA           30,247,338           35.8%
PAGLIARI, MICHAEL                     UK           30,247,678           35.8%
PALMIOTTI, JOSEPH C.                 USA           30,247,675           35.8%
PANDIT, VIKRAM S.                   India          30,248,127           35.8%
PANNELL, CAROL AMANDA                 UK           30,247,338           35.8%
PARKER, ANDREW M.                    USA           30,247,575           35.8%
PARKER, KEVIN E.                     USA           30,247,932           35.8%
PARR, GARY W.                        USA           30,247,338           35.8%
PASCIUCCO, GERARD                    USA           30,247,742           35.8%
PASTRANA, GEORGE                     USA           30,247,503           35.8%
PATEL, MUKESH D.                     USA           30,247,733           35.8%
PATE, BRUCE A.                       USA           30,247,573           35.8%
PATTEN, VEESWANADEN R.            Mauritius        30,247,338           35.8%
PAVONCELLI, RICCARDO                Italy          30,247,785           35.8%
PECORI GIRALDI, GALEAZZO            Italy          30,249,810           35.8%
PELGRIFT, JAMES D.                   USA           30,248,318           35.8%
PELLECCHIO, RALPH L.                 USA           30,247,927           35.8%
PELOSKY JR, ROBERT J.                USA           30,247,548           35.8%
PENINGTON, MICHAEL                    UK           30,248,109           35.8%
PENWELL, STEPHEN B.                  USA           30,247,594           35.8%
PEREIRA, IAN C.T.                   Kenya          30,247,508           35.8%
PEREIRA, PAULO C.                  Portugal        30,247,338           35.8%
PERELLA, JOSEPH R.                   USA           30,247,360           35.8%
PETERSON, C. SCOTT                   USA           30,247,653           35.8%
PETERSON, WAYNE D.                   USA           30,247,759           35.8%
PETERS, HANS PETER                 Germany         30,247,338           35.8%
PETERY, ANDRAS R.                    USA           30,248,269           35.8%
PETITGAS, FRANCK R.                  USA           30,247,357           35.8%
PETRICK, MICHAEL J.                  USA           30,247,671           35.8%
PETRILLI, ANTHONY M.                 USA           30,247,739           35.8%
PETRI, LAWRENCE M.                   USA           30,247,804           35.8%
PETROW, CHRISTOPHER G.               USA           30,247,769           35.8%
PHILLIPS, CRAIG S.                   USA           30,247,338           35.8%
PIDDEN, ANDREW F.                     UK           30,247,667           35.8%
PLACENTRA, DANIEL R.                 USA           30,247,666           35.8%
PLATT, RUSSELL C.                    USA           30,247,742           35.8%
POCHTAR, ELAINE N.                   USA           30,247,784           35.8%
POOR, DAVID B.                       USA           30,247,850           35.8%
POPE, PATRICIA                       USA           30,247,534           35.8%
PORTE, THIERRY G.                    USA           30,250,155           35.8%
PORTOGALLO, RICHARD                  USA           30,247,764           35.8%
POULOS, PERRY                        USA           30,247,769           35.8%
POULTON, ROGER                        UK           30,247,812           35.8%
PRATT, FRANK T.                      USA           30,248,269           35.8%
PRINCE, SCOTT S.                     USA           30,247,579           35.8%
PUTCHA, RAMAKRISHNA N.               USA           30,247,813           35.8%
PUTTERMAN, JULES B.                  USA           30,247,541           35.8%
QUARTNER, DOUGLAS M.                 USA           30,249,804           35.8%
QUATTRONE, FRANK P.                  USA           30,248,015           35.8%
QUERY JR, JAMES B.                   USA           30,247,723           35.8%
RABIN, MICHAEL D.                    USA           30,247,485           35.8%
RAFFEL, ANDREAS                    Germany         30,247,739           35.8%
RAMAKRISHNAN, GURU K.               India          30,247,691           35.8%
RANDOLPH III, GUY D.                 USA           30,247,691           35.8%
RANKINE, NIGEL J.                     UK           30,247,338           35.8%
RANKOWITZ, MICHAEL L.                USA           30,247,940           35.8%
RAULT III, JOSEPH M.                 USA           30,248,015           35.8%
RAVITZ, LESLIE C.                    USA           30,247,532           35.8%
REEKE, GAIL HUNT                     USA           30,248,906           35.8%
REFVIK, OLAV N.                     Norway         30,247,624           35.8%
REID, WILLIAM R.                     USA           30,247,465           35.8%
REILLY, TIMOTHY B.                   USA           30,247,810           35.8%
REILLY, CHRISTINE I.                 USA           30,247,978           35.8%
REIS, NORBERT J.                   Germany         30,247,338           35.8%
REMEC, MARKO C.                      USA           30,247,832           35.8%
RENEHAN, DAVID                       USA           30,248,269           35.8%
RENTON, STEPHEN                       UK           30,251,225           35.8%
RESTAINO, PAOLO ANTHONY             Italy          30,247,338           35.8%
REVELLI, PAOLO                      Italy          30,247,338           35.8%
REYNOLDS, RALPH F.                   USA           30,247,583           35.8%
RICHARDSON, BLAIR E.                Canada         30,248,127           35.8%
RICHARDSON, GERALD P.                USA           30,247,828           35.8%
RICHARDS, DRUCILLA A.                USA           30,247,338           35.8%
RICHTER, MARIA DEL CARM             Panama         30,247,399           35.8%
RIEFLER, LINDA H.                    USA           30,247,641           35.8%
RIEPER, ALAN G.                      USA           30,247,384           35.8%
RILEY, THOMAS R.                     USA           30,247,985           35.8%
ROACH, STEPHEN S.                    USA           30,247,854           35.8%

ROBBINS, DAVID I.                   USA           30,247,720           35.8%
ROBERT, PETER                       USA           30,247,338           35.8%
ROBERTS, JOHN A.                     UK           30,247,776           35.8%
ROBEY, SIMON C.                      UK           30,247,338           35.8%
ROBINO, CHRISTOPHER M.              USA           30,247,612           35.8%
ROBINSON, JOHN D.                   USA           30,247,741           35.8%
RODMAN, KEVIN L.                    USA           30,247,778           35.8%
ROHRBACH III, CLAYTON J.            USA           30,248,320           35.8%
ROLLYSON, MIKEL M.                  USA           30,247,338           35.8%
ROOKWOOD, MARK S.                   USA           30,247,650           35.8%
ROSENTHAL, RICHARD S.               USA           30,247,820           35.8%
ROSENTHAL, NORMAN                   USA           30,247,978           35.8%
ROSENTHAL, ANDREW                   USA           30,247,338           35.8%
ROWE, TAMSIN E.E.                    UK           30,247,584           35.8%
ROWLEY, ANDREW F.                   USA           30,248,023           35.8%
RUDOLPH, SIMON                       UK           30,247,751           35.8%
RUNDE, JAMES A.                     USA           30,248,279           35.8%
RUSSINELLI, THOMAS W.               USA           30,247,773           35.8%
RYAN, ROBERT J.                    Canada         30,247,461           35.8%
SACHS, NED R.                       USA           30,250,887           35.8%
SAITO, MAKOTO                      Japan          30,247,338           35.8%
SAKIMA, GLENN J.                    USA           30,247,711           35.8%
SALANT, MARSHAL L.                  USA           30,247,832           35.8%
SALZMAN, JEFFREY H.                 USA           30,248,269           35.8%
SAMA, ALOK                          USA           30,247,716           35.8%
SANDBERG, BRUCE R.                  USA           30,247,804           35.8%
SANDLING III, M. JAMES              USA           30,247,746           35.8%
SARGENT, ROBERT A.                   UK           30,248,072           35.8%
SASAKI, MAMI                       Japan          30,247,338           35.8%
SAUNDERS, RICHARD J.                 UK           30,247,909           35.8%
SAXE, SUSAN E.                      USA           30,247,788           35.8%
SAXTON, THOMAS J.                   USA           30,247,684           35.8%
SCHAAFF JR, HAROLD J.               USA           30,247,738           35.8%
SCHEUER, ALAN                       USA           30,247,367           35.8%
SCHIEFFELIN, ALLISON                USA           30,247,640           35.8%
SCHLESINGER, DONALD E.              USA           30,247,644           35.8%
SCHLUETER, JAMES B.                 USA           30,247,715           35.8%
SCHNEIDER, DONALD J.                USA           30,247,794           35.8%
SCHUETTLER, HANS JOERG            Germany         30,247,338           35.8%
SCHWARTZ, RICHARD C.                USA           30,247,338           35.8%
SCOTT, ANDREW C.                    USA           30,247,893           35.8%
SCOTT, CHARLES H.                    UK           30,250,440           35.8%
SCOTT, ROBERT G.                    USA           30,248,395           35.8%
SEAH, KIAT SENG                  Singapore        30,247,338           35.8%
SEIGEL, MARK A.                     USA           30,249,327           35.8%
SEKARAN, RAJAN                      USA           30,247,338           35.8%
SEN, BIDYUT C.                     India          30,248,127           35.8%
SETHI, VINOD R.                     USA           30,247,568           35.8%
SEXAUER, STEPHEN C.                 USA           30,247,721           35.8%
SHAH, DHIREN H.                     USA           30,247,768           35.8%
SHAPIRO, JOHN A.                    USA           30,247,990           35.8%
SHAY, DEWEY K.                      USA           30,247,738           35.8%
SHEAR, NEAL A.                      USA           30,248,171           35.8%
SHEA, THOMAS J.                     USA           30,247,749           35.8%
SHEA, DENNIS F.                     USA           30,248,420           35.8%
SHELTON, RICHARD DAVID              USA           30,247,611           35.8%
SHEN, BING                         China          30,247,868           35.8%
SHERVA, DENNIS G.                   USA           30,248,320           35.8%
SHORT, CHARLES B.                   USA           30,247,824           35.8%
SHORT, MARIUM A.                    USA           30,247,811           35.8%
SICA, FRANK                         USA           30,248,171           35.8%
SIMONIAN, JON D.                    USA           30,250,799           35.8%
SINE, JEFFREY A.                    USA           30,247,850           35.8%
SINE, THOMAS                        USA           30,247,755           35.8%
SIPPRELLE, DWIGHT D.                USA           30,247,840           35.8%
SIPPRELLE, SCOTT M.                 USA           30,247,622           35.8%
SITARZ, PAUL J.                     USA           30,247,807           35.8%
SITLINGTON, JAMES R. III            USA           30,247,338           35.8%
SKERRITT, SUSAN E.                  USA           30,247,338           35.8%
SKIBA, JACK L.                      USA           30,247,818           35.8%
SLADKUS, MARK H.                    USA           30,248,081           35.8%
SLAINE, DAVID R.                    USA           30,247,773           35.8%
SLESS, HENRY J.                      UK           30,247,338           35.8%
SMITH, ROBERT M.                    USA           30,247,338           35.8%
SMITH, CHARISSA H.                  USA           30,247,778           35.8%
SMITH, JUDITH A.                    USA           30,247,966           35.8%
SMITH, MICHAEL K.                   USA           30,247,597           35.8%
SMITH, PAUL E.                      USA           30,247,771           35.8%
SONNENBORN, MONROE R.               USA           30,247,970           35.8%
SORELL, MICHAEL                     USA           30,247,338           35.8%
SORREL, LAWRENCE B.                 USA           30,247,742           35.8%

SOTER, ARTHUR P.                    USA           30,248,158           35.8%
SPECTOR, ALVIN H.                   USA           30,248,065           35.8%
SPELLMAN, MICHAEL F.                USA           30,247,854           35.8%
SPENCE, ANTHONY D.                   UK           30,247,842           35.8%
SPITZLEY, RAY L.                    USA           30,247,385           35.8%
SPOSITO, CLAUDIO                   Italy          30,247,338           35.8%
STEIN, JENS-PETER                 Germany         30,247,406           35.8%
STEWART, TIMOTHY DONALD          Australia        30,247,338           35.8%
STEWART, JOHN R.                    USA           30,248,015           35.8%
STONEHILL, CHARLES                   UK           30,250,863           35.8%
STONE, DUNCAN R.                     UK           30,247,506           35.8%
STOTT, PETER                         UK           30,249,528           35.8%
STRAUS, JOHN A.                     USA           30,247,880           35.8%
STRONG, WILLIAM H.                  USA           30,247,465           35.8%
STRUBLE, K. LYNN MEDLIN             USA           30,247,726           35.8%
STUDZINSKI, JOHN J.                 USA           30,250,917           35.8%
STURZENEGGER, RONALD D.             USA           30,247,738           35.8%
STUX, IVAN E.                       USA           30,247,901           35.8%
STYNES, JAMES B.                    USA           30,248,608           35.8%
SUZUKI, HIROHIKO                   Japan          30,247,338           35.8%
SWEENEY, FRANCIS J.                 USA           30,247,766           35.8%
SWIFT, RICHARD W.                   USA           30,247,926           35.8%
SZILASI, WILLIAM J.                 USA           30,247,905           35.8%
TAGGART, RICHARD G.                 USA           30,247,690           35.8%
TAKASUGI, TETSUO                   Japan          30,247,710           35.8%
TANNER, JAMES L.                    USA           30,251,248           35.8%
TAN, TOMMY CHIN-CHIU              Thailand        30,247,338           35.8%
TARADASH, MICHAEL H.                USA           30,247,635           35.8%
TARIKA, ROGER C.                    USA           30,247,851           35.8%
TAUBMAN, PAUL J.                    USA           30,247,742           35.8%
TAYLOR, DAVID J.                    USA           30,247,722           35.8%
TAYLOR, ROSS                         UK           30,250,549           35.8%
TELL, MARTIN R.                     USA           30,247,676           35.8%
THARNSTROM, CHARLES A.              USA           30,247,712           35.8%
THEES, THOMAS M.                    USA           30,247,819           35.8%
THOMAS, OWEN D.                     USA           30,247,716           35.8%
THOMAS, PHILIP M.                    UK           30,248,310           35.8%
THOMAS, RICHARD H.                   UK           30,248,481           35.8%
THORMAN, WALTER E.                  USA           30,247,772           35.8%
TIERNEY, RAYMOND M. III             USA           30,247,338           35.8%
TILLEY, JAMES A.                   Canada         30,248,171           35.8%
TOMINAGA, HIROSHI                  Japan          30,247,338           35.8%
TOPPER, DAVID J.                    USA           30,247,887           35.8%
TOROP, ROBERT                       USA           30,247,703           35.8%
TOWSE, ROBERT C.                    USA           30,248,127           35.8%
TRACY, JOHN M.                      USA           30,247,775           35.8%
TRAPP, GORAN PAR                   Sweden         30,247,338           35.8%
TRENCHARD, DAVID F.                  UK           30,247,479           35.8%
TSAI, ANDREW S.                  Hong Kong        30,247,338           35.8%
TUFARIELLO, ANTHONY B.              USA           30,247,690           35.8%
TULP, ALLAN J.                      USA           30,247,798           35.8%
TWIST, CAROLYN M.                    UK           30,247,831           35.8%
TYNAN, BRENDAN TIMOTHY               UK           30,251,052           35.8%
UVA, MICHAEL D.                     USA           30,247,777           35.8%
VADALA JR, CHARLES F.               USA           30,248,203           35.8%
VAN AMSON, GEORGE L.                USA           30,247,427           35.8%
VAN DYKE V, HENRY                   USA           30,247,738           35.8%
VAN NIEUWENHUIZEN, JAN L.       Netherlands       30,247,417           35.8%
VANDERCAR, ERIC M.                  USA           30,247,695           35.8%
VAROLI, CORRADO P.                 Canada         30,247,644           35.8%
VAUGHAN, GREGORY V.                 USA           30,247,597           35.8%
VIVEASH, F. THOMAS                   UK           30,253,079           35.9%
VON ARENTSCHILDT, CHARLES           USA           30,247,865           35.8%
VON NATHUSIUS, FRIEDRICH          Germany         30,247,338           35.8%
VON SCHRODER, BENEDIKT            Germany         30,247,776           35.8%
VON UFFEL, GEORGE KURT              USA           30,248,697           35.8%
VONDERHEIDE, MARK L.                USA           30,247,392           35.8%
VOREYER, ROBERT J.                  USA           30,247,683           35.8%
VOUTE, GUSTAVE A.               Netherlands       30,248,574           35.8%
VRCELJ, STEVAN                   Australia        30,247,338           35.8%
WADSWORTH JR, JOHN S.               USA           30,248,395           35.8%
WAGER, MALCOLM                       UK           30,247,812           35.8%
WAGNER, GLENN N.                    USA           30,247,555           35.8%
WAHL, FREDERICK J.                  USA           30,247,693           35.8%
WAKAMOTO, HIDENORI                 Japan          30,247,338           35.8%
WALLACE, EILEEN S.                  USA           30,247,769           35.8%
WALSH JR, FREDERICK R.              USA           30,247,934           35.8%
WALSH, MARK K.                      USA           30,247,794           35.8%
WALKER, SIR DAVID ALAN               UK           30,247,338           35.8%
WANG, HUEY C.                       USA           30,247,338           35.8%
WARD, J. STEVEN                      UK           30,362,868           36.0%

WARNER, PHILIP WARD                 USA           30,247,960           35.8%
WARREN, DAVID R.                    USA           30,247,338           35.8%
WASSON, DAVID F.                    USA           30,247,838           35.8%
WATERS, STEPHEN M.                  USA           30,248,276           35.8%
WATSON, GORDON O.                   USA           30,247,775           35.8%
WAXMAN, SCOTT                       USA           30,247,573           35.8%
WEAVER, IAN L.                       UK           30,247,652           35.8%
WEBER, JON F.                       USA           30,247,499           35.8%
WEBLEY, JOHN                         UK           30,248,994           35.8%
WEIANT, WILLIAM M.                  USA           30,247,338           35.8%
WELLEMEYER, JOHN C.                 USA           30,251,653           35.8%
WENDELL, JONATHAN P.                USA           30,251,356           35.8%
WESTERFIELD, JOHN                   USA           30,247,462           35.8%
WESTERINK, ERIK J.              Netherlands       30,247,369           35.8%
WESTON, MICHAEL A.              New Zealand       30,248,378           35.8%
WHALEN, PATRICK J.                  USA           30,247,535           35.8%
WHELAN, THOMAS B.                   USA           30,248,127           35.8%
WHITEHAND, ROBERT C.                 UK           30,254,756           35.9%
WHITE, WILLIAM H.                   USA           30,247,687           35.8%
WHITE, KATHLEEN E.                  USA           30,247,338           35.8%
WIEN, BYRON R.                      USA           30,248,269           35.8%
WILLIAMS, JEFFREY P.                USA           30,248,171           35.8%
WILLNER, ANDREW D.                   UK           30,247,338           35.8%
WILSON, KIRK R.                     USA           30,247,768           35.8%
WINNINGTON-INGRAM, REBECCA S.        UK           30,247,637           35.8%
WINTERS, PHILIP W.                  USA           30,247,917           35.8%
WIPF, THOMAS G.                     USA           30,247,768           35.8%
WISCOMB, THOMAS T.                  USA           30,248,317           35.8%
WOLKOWITZ, BENJAMIN                 USA           30,248,758           35.8%
WOOD, JEROME C.                     USA           30,247,953           35.8%
WOOLFORD, ANDREW K.                 USA           30,247,443           35.8%
WOOLWORTH JR, RICHARD G.            USA           30,247,926           35.8%
WRIGHT II, WILLIAM H.               USA           30,247,716           35.8%
YAFFE, RANDY S.                     USA           30,247,764           35.8%
YAMADA, HARUNOBU                   Japan          30,247,697           35.8%
YAMAMOTO, TAKATOSHI                Japan          30,247,338           35.8%
YAMANE, STEVEN K.                   USA           30,247,718           35.8%
YANKOU, THOMAS J.                   USA           30,247,682           35.8%
YOSHIDA, HIDEO                     Japan          30,247,338           35.8%
YOUNG, HARRISON                     USA           30,247,338           35.8%
YOUNG, JOAN P.                      USA           30,247,863           35.8%
YUKI, KOHEI                        Japan          30,247,338           35.8%
ZAOUI, MICHAEL A.                  France         30,249,613           35.8%
ZAUMSEIL, BRICE W.                  USA           30,247,992           35.8%
ZIAI, YOUSSEF                        UK           30,247,600           35.8%
ZICHERMAN, JOSEPH R.                USA           30,247,636           35.8%
ZICK JR, ALFORD E.                  USA           30,247,731           35.8%
ZORN, ERNEST P.                     USA           30,247,748           35.8%
ZUCKERT, MICHAEL                    USA           30,247,770           35.8%

Item 1.   Security and Issuer.
          -------------------

     This statement relates to the Common Stock, par value $1.00 per share (the "Shares"), of Morgan Stanley Group Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1251 Avenue of the Americas, New York, New York 10020.

Item 2.   Identity and Background.
          -----------------------

     (a)-(c), (f) The cover sheets to this statement and Appendix A hereto contain the names of the persons (the "Reporting Persons") who beneficially own Shares that are subject to the voting and any disposition restrictions set forth in the employee Stockholders' Agreement and/or any of the Plan Agreements, all as described in Item 6, to which such persons are party to and on whose behalf this filing is made. The cover sheets to this statement and Appendix A provide the name, citizenship and aggregate amount beneficially held by each Reporting Person. The business address of each of the Reporting Persons is 1251 Avenue of the Americas, New York, NY 10020.

     (d)-(e) No Reporting Person during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds
          or Other Consideration.
          --------------------------

     The Shares held by the Reporting Persons are beneficially owned pursuant to one or more of the following:

          (1) Pursuant to the recapitalization (the "Recapitalization") effective February 14, 1986 in which holders of the Company's then outstanding privately-held common stock and non-cumulative preferred stock received Shares, and holders of the Company's outstanding $8 cumulative senior preferred stock received shares of $8 Cumulative Convertible Preferred Stock, stated value $100 per share (the "Convertible Preferred Shares"), all of which were subsequently converted into Shares (the Shares beneficially owned pursuant to such Recapitalization (including through the conversion of the Convertible Preferred Shares) being referred to herein as "Recapitalization Shares");

          (2) Pursuant to participation in the Company's 1986 Stock Option Plan (the "Option Plan"), the Company's Performance Unit Plan (the "PUP Plan"), the Company's 1988 Equity Incentive Compensation Plan (the "Equity Incentive Plan") and/or the Morgan Stanley U.K. Group Profit Sharing Scheme (the "U.K. Profit Sharing Scheme") and/or similar employee benefit plans or arrangements (the Option Plan, the PUP Plan and the Equity Incentive Plan are referred to collectively as the "Plans", and the Shares beneficially owned pursuant to participation in such Plans and the U.K. Profit Sharing Scheme being referred to herein as "Benefit Plan Shares"); and

          (3) Pursuant to privately negotiated or open market transactions (the Shares beneficially owned pursuant to such transactions being referred to herein as "Separately Acquired Shares").

     In addition, many of the Reporting Persons are participants in the Morgan Stanley Group Inc. and Subsidiaries Employee Stock Ownership Plan (the "ESOP"), under which they have been allocated shares of the Company's ESOP Convertible Preferred Stock (the "ESOP Stock"). Shares of ESOP Stock are convertible into Shares, and shares of ESOP Stock are entitled to vote on all matters submitted to a vote of the holders of Shares, voting together with the holders of Shares as one class, all as described more fully below.

     Each Reporting Person's Recapitalization Shares, if any, were acquired in exchange for such Person's shares of the Company's privately-held common stock and non-cumulative preferred stock and/or as a result of the conversion of the Convertible Preferred Shares; each Reporting Person's Benefit Plan Shares and shares of ESOP Stock, if any, were acquired pursuant to the terms of the Plans, the U.K. Profit Sharing Scheme and the ESOP in consideration of services rendered and, in the case of Shares to be acquired pursuant to an exercise of options granted under a Plan will be acquired by payment of the exercise price of the option; and each Reporting Person's Separately Acquired Shares, if any, were acquired by payment of personal funds or as a gift.

Item 4.   Purpose of Transaction.
          ----------------------

Recapitalization Shares

     The Recapitalization was effected as of February 14, 1986, and the Recapitalization Shares were acquired in order to facilitate an initial public offering of the Shares. Prior to the Recapitalization, the then Managing Directors and Principals of Morgan Stanley & Co. Incorporated, a subsidiary of the Company, owned all of the Company's common stock. After the Recapitalization and the initial public offering of the Shares, such Managing Directors and Principals (as a group) owned approximately 79% of the Company's Shares, the voting and disposition of which were subject to the Stockholders' Agreement (defined below in Item 6). The voting and disposition restrictions currently applicable to the Recapitalization Shares are discussed in Item 6.

Benefit Plan Shares

     Subsequent to May 2, 1991 up to an aggregate of 24,000,000 Shares may be issued pursuant to the Plans.

     Each of the Plans is administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"), which selects the particular eligible persons who will receive awards under the Plans and determines the size and terms of such awards. The Compensation Committee consists of at least three disinterested persons.

     Option Plan

     The purpose of the Option Plan is to provide an incentive to certain Managing Directors, Principals, officers, key employees and consultants of the Company and its subsidiaries ("Certain Personnel") to remain in the employ of the Company and such subsidiaries and to increase their interest in the success of the Company by offering them an opportunity to obtain a proprietary interest in the Company through the grant of options to purchase Shares. The Option Plan provides for the issuance of incentive stock options ("Incentive Stock Options") which meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), options that are not qualified under the Code ("Nonqualified Options" and collectively with the Incentive Stock Options, the "SOP Options") and stock appreciation rights. To date only nonqualified options have been granted under the Option Plan.

     The exercise price of a SOP Option may not be less than 100% of the fair market value of the Shares subject to the SOP Option as of the grant date, as determined by the Compensation Committee. A SOP Option becomes exercisable at a rate of one-third of the number of Shares covered by such SOP Option grant after each of the first three anniversaries of the date of grant, unless the Compensation Committee otherwise provides. All SOP Options, other than Incentive Stock Options, are required to expire within 10 years and one day of the date of grant.

     The individual option agreement entered into by any Reporting Person pursuant to the Option Plan (an "Option Agreement") contains restrictions on voting and disposition of any Shares acquired pursuant to the Option Plan that are similar to the restrictions applicable to the Recapitalization Shares (as discussed in Item 6).

     The Option Plan will terminate upon the earlier of (i) the adoption of a resolution of the Board of Directors authorizing its termination and (ii) March 21, 1996.

     PUP Plan

     The purpose of the PUP Plan is to benefit and advance the interests of the Company and its subsidiaries by rewarding Certain Personnel for their contributions to the financial success of the Company and thereby motivate them to continue to make such contributions in the future by awarding performance units (the "Performance Units") whose value is determined by reference to earnings per share of the Shares over a stated period of time.

     The value of a Performance Unit is equal to the Company's consolidated earnings per share (as determined by the Compensation Committee in accordance with the terms of the PUP Plan) during the period commencing on the first date of the Company's fiscal quarter which includes the date as of which a Performance Unit is awarded (the "Base Date") and ending on the earlier of (i) the last day of the Company's fiscal year which includes the date on which such Performance Unit is awarded and (ii) the last day of the Company's fiscal quarter in which a participant's employment is terminated by reason of death, long-term disability or retirement, or to such other date as is determined by the Compensation Committee (the "Valuation Date"). After the value of Performance Units is determined, such value generally will be distributed to the recipient in equal installments on or as soon as practicable following each of the first and second anniversaries of the Valuation Date. The PUP Plan provides that 50% of each installment of such value is paid in Shares, and the balance is paid in cash, although the Compensation Committee may increase the percentage paid in cash or in Shares.

     The individual PUP Plan agreement entered into by a Reporting Person pursuant to the PUP Plan (a "PUP Agreement") contains restrictions on voting and disposition of any shares acquired that are similar to the restrictions applicable to the Recapitalization Shares (as discussed in Item 6).

     The PUP Plan will terminate upon the earlier of (i) the adoption of a resolution of the Board of Directors terminating such Plan and (ii) March 21, 1996.

     Equity Incentive Plan

     The purpose of the Equity Incentive Plan is to attract, retain and motivate Certain Personnel, to compensate them for their contributions to the growth and profits of the Company and to encourage ownership by them of Shares. Awards under the Equity Incentive Plan may be in the form of Shares ("Restricted Shares"), stock units ("Stock Units") and/or options to purchase Shares ("EIP Options"). Shares issued pursuant to the Equity Incentive Plan may, in the discretion of the Compensation

Committee, be made subject to the same voting restrictions that are set forth in the Stockholders' Agreement and in the Option Agreement and PUP Agreement (as discussed in Item 6).

     Under the terms of the Equity Incentive Plan, the Compensation Committee may grant Restricted Shares, valued at a discount (not to exceed 50%) of fair market value as of the date of grant (a "Stock Award"), in lieu of, or in addition to, all or a portion of a participant's cash incentive compensation for a particular year. A participant may be allowed to elect to receive a portion of this award in the form of EIP Options (an "Option Award") or to receive additional Shares or options in lieu of some or all of the cash portion of his compensation. Awards may also be made in the form of Stock Units representing the number of Shares a participant would otherwise have been eligible to receive under a Stock Award (a "Stock Unit Award"). A participant may also elect to receive Stock Units in lieu of some or all of the cash portion of his compensation.

     An Option Award entitles the participant to acquire a specified number of Shares at an exercise price of no less than 50% of fair market value on the date of the award, as determined by the Compensation Committee. EIP Options vest and become exercisable in accordance with a schedule established by the Compensation Committee. The exercise price may be paid in cash or Shares or a combination thereof. The ability to pay the EIP Option exercise price in Shares would, unless prohibited by the Compensation Committee, enable an optionee to engage in a series of successive stock-for-stock exercises of EIP Options and thereby fully exercise EIP Options with little or no cash investment by the optionee. Option Awards expire not later than ten years from the date of award.

     The Equity Incentive Plan will terminate upon the earlier of (i) the adoption of a resolution of the Board of Directors and (ii) May 4, 1999.

     U.K. Profit Sharing Scheme

     Shares purchased on behalf of certain Reporting Persons pursuant to the U.K. Profit Sharing Scheme are purchased with profit-sharing awards and are held pursuant to the terms of the U.K. Profit Sharing Scheme for investment purposes. Such Shares are not subject to the restrictions on voting and disposition contained in the Stockholders' Agreement (as defined in Item 6).

Separately Acquired Shares

     Separately Acquired Shares are held by Reporting Persons for investment purposes. Such Shares are not subject to the restrictions on voting and disposition contained in the Stockholders' Agreement or the Plan Agreements (as defined in Item 6).

ESOP Stock

     Shares of ESOP Stock are allocated to each participant in the ESOP on December 31 in each year. Each share of ESOP Stock is convertible into Shares by the trustee of the ESOP at any time prior to the date fixed for redemption of the ESOP Stock at an initial conversion rate of one share of ESOP Stock to one Share, which rate is subject to adjustment. On the date hereof the conversion price per share at which Shares will be issued upon conversion of any shares of ESOP Stock is $35.88 (subject to adjustment).

     The ESOP Stock is redeemable at the Company's option at

$35.88 per share (subject to adjustment) plus accrued dividends at any time after September 19, 2000 and prior thereto under certain circumstances at specified prices. The Company may pay the redemption price of the ESOP Stock in cash, in Shares or a combination thereof. Neither ESOP Stock nor Shares issued to participants in the ESOP are subject to the restrictions on voting and disposition contained in the Stockholders' Agreement or the Plan Agreements.

                                     * * *

     Except for (i) the possible acquisition from time to time of additional Separately Acquired Shares for investment purposes and (ii) the acquisition of Shares issued by the Company in the ordinary course of business pursuant to the Plans and the U.K. Profit Sharing Scheme, none of the Reporting Persons has any plans or proposals which relate to or would result in their acquisition of additional Shares.

     Subject to the restrictions described in Item 6, dispositions of Shares by Reporting Persons may be made from time to time pursuant to (i) Rule 144 under the Securities Act of 1933, as amended (the "Act"), (ii) a registration statement filed under the Act or (iii) any available exemption from registration under the Act, and in accordance with the individual investment objectives of the Reporting Person disposing of such Shares.

      Except as previously described in this Item 4, the Reporting Persons as a group do not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     (a) Items (11) and (13) of the cover page for each of the Reporting Persons are hereby incorporated by reference. As of the date of this report, the Reporting Persons as a group may be deemed to beneficially own an aggregate of 30,247,338 Shares, or approximately 36%, which represents a 1.9% decrease from the amount reported in Amendment No. 21. Since Amendment No. 21, the retirement or termination of certain employees became effective with the result that they are no longer Reporting Persons. The Reporting Persons' beneficial ownership of Shares, after accounting for such retired or terminated employees and for dispositions and changes in the number of total Shares outstanding, decreased by approximately 1.9%. In addition, since Amendment No. 21, awards under the Equity Incentive Plan resulted in an increase in the Reporting Persons' beneficial ownership of Shares of less than 1%. The Reporting Persons' as a group hereby disclaim beneficial ownership of any Shared held by any Reporting Person as to which such Reporting Person has sole voting and dispositive power. Each Reporting Person hereby disclaims beneficial ownership of any Shares which may be deemed to be beneficially owned by other Reporting Persons as members of a group.

     Except as described in Schedule I, no Reporting Person has the right to acquire Shares within 60 days from the date hereof.

     (b) Items (7) - (10) of the cover page or the information provided on Appendix A for each of the Reporting Persons are hereby incorporated by reference.

     (c) Except as described in Schedule II, no Reporting Person has effected any transactions in any Shares during the past 60 days.

     (d)  None.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer.
          ---------------------------------------

     Reporting Persons who own Recapitalization Shares have entered into a Stockholders' Agreement dated as of February 14, 1986 (the "Stockholders' Agreement") (Exhibit A hereto) which contains restrictions regarding the voting and disposition of the Recapitalization Shares. Pursuant to the terms of the Plans, the Compensation Committee has required that certain participants in such Plans enter into agreements that place restrictions on the voting and disposition of Shares acquired pursuant to such Plans similar to those restrictions set forth in the Stockholders' Agreement. Reference is hereby made to the terms of the agreements or certificates that impose such restrictions pursuant to the Plans (collectively, the "Plan Agreements"), the forms of which are included as Exhibits E, F, H, I, and J hereto, and the following description is qualified in its entirety by reference to such Plan Agreements.

Voting Restrictions and Arrangements

     Each of the individuals listed on the cover pages to this report and Appendix A hereto is a party to one or more of the Stockholders' Agreement and the Plan Agreements. Pursuant to the voting restrictions contained in the Stockholders' Agreement and the Plan Agreements, the Reporting Persons, prior to any vote of the stockholders of the Company at a meeting called with respect to any corporate action or before action is taken by written consent, may vote all Shares subject to the voting restrictions in a preliminary vote in such manner as each Reporting Person may determine in his sole discretion (the "Preliminary Vote"). At the subsequent stockholders' meeting or in connection with any action taken by written consent, the Reporting Persons must then vote all such Shares on the matter at issue in accordance with the vote of the majority of the Shares present and voting in the Preliminary Vote. Reporting Persons who cease to be employed by the Company or any of its subsidiaries on or prior to the date of the Preliminary Vote do not participate in the Preliminary Vote.

     Recipients of Stock Awards are entitled to exercise voting rights with respect to the Shares underlying such awards upon receipt of such awards. On March 6, 1991 the Company established a trust (the "Trust") pursuant to the Trust Agreement between the Company and State Street Bank and Trust Company, as Trustee (the "Trustee"), dated March 5, 1991 (the "Trust Agreement") (Exhibit K) pursuant to which the Shares that correspond to Stock Unit Awards are placed in the Trust pending vesting and conversion. Subject to the Company's right to amend or terminate the Trust at any time, the terms of the Trust Agreement permit the active employees of the Company who are holders of Stock Units (other than Certain Personnel in certain non-U.S. jurisdictions as described below) to direct the vote of the Shares held in the Trust for purposes of the Preliminary Vote. In accordance with the terms of the Voting Agreement between the Trustee and the Company dated March 5, 1991 (Exhibit L), the Trustee has the obligation to vote the Shares held in the Trust in accordance with the result of the Preliminary Vote.

     Holders of ESOP Stock are entitled to vote on all matters submitted to a vote of the holders of Shares, voting together with the holders of Shares as one class. Each share of ESOP Stock is entitled to the number of votes equal to 1.35 times the number of Shares into which such share of ESOP Stock could be converted on the record date for such vote. Each Reporting Person who is a participant in the ESOP has the ability to instruct the trustee of the ESOP how to vote the shares of ESOP Stock allocated to his account. In addition, unallocated shares of ESOP Stock are voted by the trustee on a pro rata basis with the instructions received with respect to the allocated ESOP Stock.

Restrictions on Disposition and Other Arrangements

     The Stockholders' Agreement presently permits each Reporting Person to dispose of Recapitalization Shares and/or Shares acquired pursuant to the Option Plan and PUP Plan (together with the Recapitalization Shares, "Total Restricted Stock") in the following amounts:

                           % of Total Restricted Stock
   Age at Date of Sale             Permitted to be Sold
   -------------------        ---------------------------
      35 through 38                       10%
      39 through 42                  Additional 10%
      43 through 46                  Additional 10%
      47 through 49                  Additional 10%
      50 and above                   Additional 10%

     If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, the Stockholders' Agreement permits such Reporting Person to dispose of his Recapitalization Shares without restriction. Reporting Persons may dispose of their Total Restricted Stock Shares at any time, in any amount regardless of the foregoing restrictions, with the consent of the Board of Directors of the Company.

     Option Plan

     The transfer restrictions contained in the Option Agreements permit the transfer, at any time, without restriction, of only that number of Shares having a value equal to the excess of the fair market value (as of the date of exercise) of the Shares acquired upon exercise over the aggregate amount paid upon exercise multiplied by the highest statutory federal, state, local and foreign tax rates at the time of exercise (but in no event greater than 50% of such excess). The balance of the Shares acquired upon the exercise of such SOP Options will be transferable only in accordance with a schedule, substantially similar to that contained in the Stockholders' Agreement, that permits the transfer of a number of such Shares representing a specified percentage of the total number of Shares held by the optionee that are subject to restrictions and according to the optionee's age. If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, these transfer restrictions will no longer apply to Shares acquired pursuant to the Option Plan.

     The Compensation Committee has adopted certain additional and/or different terms and conditions for the grant of options ("U.K. Options"), including SOP Options, to Certain Personnel under the jurisdiction of the United Kingdom. Any Shares issued, or issuable, upon exercise of U.K. Options, however, are not subject to voting or disposition restrictions.

     PUP Plan

     Pursuant to the PUP Agreements, Performance Units that have been awarded through the date hereof provide that Shares received thereunder will be transferable only in accordance with a schedule, substantially similar to that contained in the

Stockholders' Agreement, that permits the transfer of a number of such Shares representing a specified percentage of the total number of Shares held by the recipient that are subject to restrictions and according to the recipient's age. If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, these transfer restrictions will no longer apply to the Shares acquired pursuant to the PUP Plan. Shares issued to Certain Personnel under the jurisdiction of the United Kingdom, however, are not subject to voting or disposition restrictions.

     Equity Incentive Plan

     A participant will vest in any Stock Awards, Stock Unit Awards or Option Awards, the restrictions on the transferability of Restricted Shares will lapse, any EIP Options awarded will become exercisable and Stock Units will convert into Shares all in accordance with a schedule established by the Compensation Committee. The Compensation Committee may, however, accelerate the vesting of any award, the lapse of restrictions on the transferability of any Restricted Shares, the date on which any EIP Option awarded first becomes exercisable and the date on which Stock Units convert into Shares. Prior to vesting and the lapse of restrictions on transferability, none of the awards under the Equity Incentive Plan may be sold, assigned, exchanged or transferred, pledged, hypothecated or otherwise disposed of or encumbered. Certain awards under the Equity Incentive Plan, whether vested or unvested, are also subject to forfeiture in circumstances specified by the Compensation Committee.

     Recipients of Stock Awards are entitled to receive dividends with respect to Shares underlying such awards upon receipt of such awards. Recipients of Stock Unit Awards are entitled to receive dividend equivalent amounts prior to receipt of Shares.

     The Company may require a participant to pay a sum to the Company or, pursuant to reduced Share delivery provisions, the Company may retain the number of Shares having an equivalent value as may be necessary to cover any taxes or charges imposed with respect to property or income received by a participant pursuant to the Equity Incentive Plan. In addition, upon conversion of Stock Units into Shares or exercise of EIP Options, the Company may withhold a number of Shares sufficient to satisfy any obligation a participant owes to the Company resulting from any payment made on the participant's behalf under the tax equalization program for expatriate employees.

     From time to time the Compensation Committee has adopted certain additional and/or different terms and conditions for the grant of Stock Awards and Stock Unit Awards to Certain Personnel in certain non-U.S. jurisdictions (including to Japanese local employees or expatriates working in Japan) to permit such persons to qualify for favorable tax treatment under, or otherwise to comply with, the laws of such non-U.S. jurisdictions. In such cases the Company may not issue Shares corresponding to Stock Units and recipients may not have the ability to vote. The Compensation Committee also has adopted certain additional and/or different terms and conditions for the grant of Option Awards (including U.K. Options) to Certain Personnel in certain non-U.S. jurisdictions in order to permit such persons to quality for favorable tax treatment under the laws of such non-U.S. jurisdictions.

     U.K. Profit Sharing Scheme

     The U.K. Profit Sharing Scheme provides that Shares awarded to the participants are held by a trustee in the name and on behalf of each participant for a period of two years from the date of such award (the "Retention Period"). Each participant is fully vested in, and is the beneficial owner of, the shares held on his behalf as of the award date of the Shares. During the Retention Period, a participant may not assign, pledge or otherwise dispose of such Shares; however, a participant is able to instruct the trustee how to vote such Shares on his behalf.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Certain of the following exhibits, as indicated parenthetically, were previously filed as exhibits to registration statements or reports filed by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, respectively, or reports filed by the Reporting Persons under the Securities Exchange Act of 1934 and are hereby incorporated by reference to such statements or reports.

Exhibit A Stockholders' Agreement dated February 14, 1986 among certain
          Reporting Persons and the Company (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit B Morgan Stanley Group Inc. Performance Unit Plan, as amended and restated to date (Annual Report on Form 10- K for the fiscal year ended January 31, 1993).

Exhibit C Morgan Stanley Group Inc. 1986 Stock Option Plan, as amended and restated to date (Annual Report on Form 10- K for the fiscal year ended January 31, 1993).

Exhibit D Trust Deed and Rules of the Morgan Stanley International Profit
          Sharing Scheme (approved under the Finance Act 1978 as amended), dated 12 November, 1987, of Morgan Stanley Group Inc., Morgan Stanley International and Noble Lowndes Settlement Trustees Limited (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit E Form of Award Agreement Under the Morgan Stanley Group
          Inc. Performance Unit Plan (Registration Statement on
          Form S-8 (No. 33-42464)).

Exhibit F Form of Nonqualified Stock Option Agreement Under the
          Morgan Stanley Group Inc. 1986 Stock Option Plan
          (Registration Statement on Form S-8 (No. 33-42464)).

Exhibit G Morgan Stanley Group Inc. 1988 Equity Incentive Compensation Plan, as amended and restated to date (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit H Form of Stock Unit Certificate Under the Morgan Stanley
          Group Inc. 1988 Equity Incentive Compensation Plan
          (Previously filed as Exhibit V with Amendment No. 5 to
          Schedule 13D dated December 31, 1990).

Exhibit I Form of Stock Option Certificate Under the Morgan
          Stanley Group Inc. 1988 Equity Incentive Compensation
          Plan (Previously filed as Exhibit W with Amendment No.
          5 to Schedule 13D dated December 31, 1990).

Exhibit J Form of Voting Agreement Under the Morgan Stanley Group
          Inc. 1988 Equity Incentive Compensation Plan
          (Previously filed as Exhibit X with Amendment No. 5 to
          Schedule 13D dated December 31, 1990).

Exhibit K Trust Agreement between Morgan Stanley Group Inc. and State Street
          Bank and Trust Company dated March 5, 1991 (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit L Voting Agreement among Morgan Stanley Group Inc., State Street Bank and Trust Company and Other Persons Signing Similar Agreements dated March 5, 1991 (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

                                  Schedule I

                           RIGHTS TO ACQUIRE SHARES

     As of October 21, 1995 (60 days from August 22, 1995), 930 Reporting Persons have the right to acquire 6,891,652 Shares pursuant to the exercise of options. No Reporting Person individually has options presently exercisable covering more than 1% of the Shares outstanding as of the date hereof.

                                  Schedule II

                              RECENT TRANSACTIONS

     During the last 60 days, 91 Reporting Persons sold an aggregate of 477,414 shares at an average price of $79.82 per Share, and/or effected a transfer by gift of an aggregate of 79,995 Shares. Such sales were effected pursuant to exemptions under the Securities Act of 1933, as amended. During such period, no Reporting Person individually disposed of a number of Shares exceeding 1% of the Shares outstanding.

     During such period, no Reporting Person individually acquired Shares in excess of 1% of the Shares outstanding.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 1995



                                   By:  /s/ Ralph L. Pellecchio
                                        -------------------------
                                          Ralph L. Pellecchio
                                          Attorney-in-Fact